SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------
                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of February 2004

                             -----------------------

                           ELBIT MEDICAL IMAGING LTD.
                 (Translation of Registrant's Name into English)
                     13 Mozes Street, Tel Aviv 67442, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     [X]         Form 20-F         [ ]     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                     [ ]      Yes               [X]      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

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         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated February 2, 2004.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ELBIT MEDICAL IMAGING LTD.
                                  (Registrant)

                                  By: /s/ Shimon Yitzhaki
                                      ------------------------------------
                                      Name:  Shimon Yitzhaki
                                      Title:  President

Dated:  February 2, 2004


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                                  EXHIBIT INDEX

    EXHIBIT NO.            DESCRIPTION
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        1.                 Press release dated February 2, 2004.


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                                    EXHIBIT 1
                                    ---------

                ELBIT MEDICAL GROUP ANNOUNCES JOINT VENTURE FOR
                         PORTFOLIO OF SHOPPING CENTERS

MOVES CLOSER TO STRATEGIC GOAL OF MARKET LEADER IN SHOPPING AND ENTERTAINMENT
-----------------------------------------------------------------------------
CENTERS IN CENTRAL EUROPE
-------------------------

TEL-AVIV, ISRAEL - FEBRUARY 2, 2004 - ELBIT MEDICAL IMAGING LTD. (NASDAQ:EMITF) ("EMI") today announced that on Friday January 31, 2004, its wholly owned subsidiary company, Plaza Centers (Europe) BV ("Plaza Centers") has signed Heads of Terms with Heitman, one of the world's leading fund management companies, on behalf of one of its managed fund ("Heitman"), by which, subject to the fulfillment of certain conditions as specified below, Heitman shall invest in the shopping and entertainment centers owned and operated by Plaza Centers in a transaction to be implemented in two stages, which encompass existing centers and development projects.

A joint venture ("Venture") will be established by the two parties, to which the 19 operational shopping and entertainment centers of Plaza Centers will be transferred. Heitman will acquire 90% (ninety percent) of the rights in the Venture, while Plaza Centers will hold the remaining 10%. In the second stage, upon the fulfillment of certain conditions, up to an additional 9 (nine) shopping mall projects in various stages of development may also be transferred to the Venture.

Stage A
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At the Closing of Stage A of the Transaction, the value of the assets, which are the subject of the Transaction, is anticipated to be approximately $610 million. Heitman will acquire as aforesaid 90% of the rights in the Venture by means of the assumption of 90% of the outstanding bank financing liabilities pertaining to such assets, and a cash payment to Plaza Centers of approximately $154 million. Heitman will have a preferred right to the repayment of its investment together with an agreed percentage annual rate of return on its investment.
After recoupment by Plaza Centers of the value of its residual investment and an identical annual rate of return thereon, any excess free funds available for distribution will be allocated between the Parties in the manner determined in the Heads of Terms.

As security for the attainment of the performance targets of the Stage A Centers, Plaza Centers has undertaken to provide Heitman with a bank guarantee in the amount of $6 million for a period not to exceed 5 years.

Stage B
-------

In Stage B, upon the fulfillment of certain conditions, up to 9 additional centers in various stages of development may also be transferred to the Venture, against a cash payment by Heitman to Plaza Centers of 90% of the value of Plaza Center's investment in these projects as of the date of

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transfer. Assuming that all nine Development Projects are transferred to the
Venture, the amount, which will be paid by Heitman to Plaza Centers (at the value of the Development Projects on the date of the Heads of Terms), is estimated to be approximately $63 million. Thereafter, the Venture partners will jointly invest all additional equity required to complete the Development Projects in proportion to their holdings in the Venture (90% and 10%, respectively). Repayment of Parties' respective investments in the Stage B projects will be substantially on the same terms applicable to Stage A as abovementioned, and as provided in the Heads of Terms.

Assuming the consummation of Stage B in its entirety (i.e. the transfer to the Venture of all nine Development Centers), the aggregate cash consideration, which will be received by Plaza Centers in both stages of the Transaction, will be approximately $217 million.

Plaza Centers will continue to manage the shopping and entertainment centers owned by the Venture, and will render management services to Venture, as well as leasing and development services, all in consideration for fees customary in agreements of this type in the relevant region, and as agreed between the Parties.

The shopping and entertainment centers owned by the Venture will continue to be operated under the "Plaza Centers" brand name.

The consummation of the Transaction is subject to the approval of the respective Boards of Directors of Heitman, Plaza Centers and the Company, to the conduct of due diligence by Heitman, to the conclusion of detailed agreements, and to the obtaining of certain third party consents which are required by operation of law or under agreement. It is anticipated that the closing of the Transaction will take place within 120 days.

The Chairman of the Board of Directors of the Company, Mr. Mordechay Zisser, commented: "This transaction is the best acknowledgement of the successful implementation of the first part of our strategic plan, namely to become the leading developer and operator of shopping and entertainment centers in the Central and Eastern European region. The cooperation with Heitman will be a catalyst in the implementation of the second stage of the Plan namely to make the Plaza Centers Group the top performing developer and operator of shopping malls in the whole of Europe. Heitman is recognized as a key investor in this region and the combination of Heitman's financial resources and Plaza Centers' proven expertise in shopping mall development will enable us to accelerate the attainment of our strategic goals."

EMI IS A SUBSIDIARY OF EUROPE ISRAEL (M.M.S.) LTD. AND FOCUSES ON FOUR MAIN FIELDS OF OPERATIONS: COMMERCIAL AND ENTERTAINMENT MALLS THROUGH ITS SUBSIDIARY PLAZA CENTERS; THE HOTEL SEGMENT THROUGH ITS SUBSIDIARY ELSCINT LTD.; IMAGE GUIDED TREATMENT THROUGH INSIGHTEC; AND VENTURE CAPITAL INVESTMENTS IN THE TELECOMMUNICATIONS BUSINESS.


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Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.

     Company Contact:                        Investor Contact:
     ---------------                         -----------------
     Shimon Yitzhaki                         Rachel Levine
     Elbit Medical Imaging Ltd.              The Anne McBride Company
     011-972-3-608-6000                      1-212-983-1702 x207
     syitzhaki@europe-israel.com             rlevine@annemcbride.com